Exhibit 12

IDACORP, INC.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	2001	2002	2003	2004	2005

Earnings, as defined:
Income before income taxes	$189,860	$10,525	$25,459	$48,213	$76,582
Adjust for distributed income of equity
investees	(1,620)	(2,544)	(20,536)	26,616	4,069
Equity in loss of equity method
investments	296	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	(612)	(211)	(435)	(48)	-
Fixed charges, as below	85,034	62,658	68,134	66,137	64,379
Total earnings, as defined	$272,958	$70,428	$72,622	$140,918	$145,030

Fixed charges, as defined:
Interest charges	$75,305	$60,031	$64,813	$61,269	$62,962
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,142	857	1,915	3,216	-
Rental interest factor	1,587	1,770	1,406	1,652	1,417
Total fixed charges, as defined	$85,034	$62,658	$68,134	$66,137	$64,379

Ratio of earnings to fixed charges	3.21x	1.12x	1.07x	2.13x	2.25x